FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is a summary of an announcement issued by IL&FS Investsmart Limited, an Indian incorporated, 93.86 per cent-owned subsidiary of HSBC Holdings plc.

30 July 2009

IL&FS INVESTSMART
RESULTS FOR THE QUARTER ENDED 30 JUNE 2009

  Consolidated net loss after tax of
  Rs 19.90 crore
  (US$ 4.15 million) for the quarter ended 30 June 2009 compared with a profit of Rs 1.14 crore
  (US$ 0.24 million)
  for the corresponding period in the previous year.
  Operating income of
  Rs 44.68 crore (US$ 9.33 million), down from Rs 70.02 crore(US$ 14.61 million) for the corresponding period in the previous year
  .
  Loss per share of Rs 2.85 (US$ 0.06) for the quarter ended 30 June 2009 - down from earnings per share of Rs 0.16 (US$ 0.003) for the corresponding period in the previous year.
Commentary

Due to the downturn in the equity markets, IL&FS Investsmart has reported a consolidated net loss of
Rs 19.90 crore
(US$ 4.15 million)
 for the quarter ended 30 June 2009.

In line with weak global equity markets, Investsmart's total income during the quarter ended 30 June 2009 was Rs 45.95 crore (US$ 9.59 million), down from Rs 71.01 crore (US$ 14.82 million) for the corresponding period in the previous year. Total expenses have reduced by 9.08 per cent to Rs 63.37 crore (US$ 13.23 million) from Rs 69.70 crore (US$ 14.55 million) for the corresponding period in the previous year.

Media enquiries to
Rajesh Joshi on +91 22 2268 1695 or at rajeshjoshi@hsbc.co.in

Notes to editors

1. Basis of accounting
The above results are on an India GAAP basis.

2. IL&FS Investsmart Limited (Investsmart)

IL&FS Investsmart Group (IIL) is one of
India
's leading financial services organisations. IIL, through its subsidiaries in
India
 and
Singapore
, provides a wide range of investment products to its retail and institutional clients including equity broking, investment banking, insurance broking and distribution, mutual funds distribution and related financing services. IIL's 1518 employees provide a complete range of investment solutions to over 160,000 customers in
India
 through its 78 branches and 168 franchisee outlets from over 103 cities. It has been recognised as 'National Best Performing Financial Advisor - Retail' for two years in a row (2006-07 and 2007-08) by CNBC TV 18. Investsmart is listed on the National Stock Exchange and the Bombay Stock Exchange and its Global Depository Shares are listed on the Luxembourg Stock Exchange. HSBC completed the acquisition of a 93.86 per cent stake in the company on 30 September 2008.

3. HSBC in
India

HSBC is one of
India
's leading banking and financial services institutions, with over 37,000 employees in its banking, investment banking and capital markets, asset management, insurance broking, life insurance, software development and global resourcing operations in the country. The India branches of The
 Hongkong
 and Shanghai Banking Corporation Limited offer a full range of banking and financial services to over 2.8 million customers through their 47 branches and 173 ATMs across the 26 cities of Ahmedabad, Bangalore, Chandigarh, Chennai, Coimbatore, Gurgaon, Hyderabad, Indore, Jaipur, Jodhpur, Kochi, Kolkata, Ludhiana, Lucknow, Mumbai, Mysore, Nagpur, Noida, New Delhi, Patna, Pune, Raipur, Trivandrum, Thane, Vadodara and Visakhapatnam.

The HSBC Group recently acquired a majority stake in Investsmart that has enabled it to offer retail brokerage services to its customers across a wider geography in the country. It has also entered into a joint venture with two of
India
's leading public sector banks to establish the Canara HSBC Oriental Bank of Commerce Life Insurance Company.

4. The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from around 9,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,527 billion at 31 December 2008, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 30th July 2009